AURORA MOBILE LIMITED

14/F, China Certification and Inspection Building

No. 6, Keji South 12th Road, Nanshan District

Shenzhen, Guangdong 518057

People’s Republic of China

August 17, 2023

VIA EDGAR

Ms. Becky Chow

Mr. Stephen Krikorian

Mr. Austin Pattan

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited (the “Company”)

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 18, 2023

File No. 001-38587

Dear Ms. Chow, Mr. Krikorian, Mr. Pattan and Mr. Spirgel:

The Company has received the letter dated August 8, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 18, 2023 (the “2022 Form 20-F”). The Company respectfully submits to the Staff to request an extension of 20 business days to the deadline for responding to the letter due to the additional time required to gather sufficient information and prepare thorough responses to address certain comments in the letter. The Company will provide its response to the letter via EDGAR as soon as possible, on or prior to September 20, 2023.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsels, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com, or the Chief Financial Officer of the Company, Shan-Nen Bong, via e-mail at bongsn@jiguang.cn.

Thank you very much.

Very truly yours,

/s/ Shan-Nen Bong
Shan-Nen Bong
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Maple Liao, Partner, Ernst & Young Hua Ming LLP